Mail Room 4561

November 10, 2009

Robin Raina
Chairman of the Board, President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

  Re: Ebix, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed November 5, 2009
    File No. 000-15946

Dear Mr. Raina:

   We have limited our review of the above filing to the matters addressed in the comments below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1. Amendment of Certificate of Incorporation

1. We note that the Board of Directors plans to approve a three to one forward stock split of outstanding common stock, if the proposal to increase the number of shares authorized for issuance is approved by your stockholders. Yet, it appears that you are not soliciting a separate vote by your stockholders to either approve or disapprove the three to one forward stock split. Rule 14a-4(a)(3) of Regulation 14A requires that you identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on approval of

other matters. Please revise your preliminary proxy statement to unbundle these proposals so that stockholders may vote on them as separate matters or tell us why you think that stockholder approval of the forward stock split is not required.

Form of Proxy

2.   Please revise your form of proxy to expressly include boxes that will allow each person solicited the opportunity to either approve, disapprove, or abstain with respect to each separate matter to be voted on. See Rule 14a-4(b) of Regulation 14A.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection

Robin Raina
Ebix, Inc.
November 10, 2009
Page 3

with our review of your filing or in response to our comments on your filing.

Please direct all questions to Stephani Bouvet at 202-551-3545 or to me at 202-551-3457. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile to (678) 281-2036
        Robert F. Kerris
        Chief Financial Officer